EXHIBIT 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Resignation of Pierre Fitzgibbon as a Director

and the Appointment of John Moretz as Chairman

Laval, Québec, CANADA – August 8, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT), today announced that Mr. Fitzgibbon has resigned as a Board member of the Corporation. John Moretz has been appointed Chairman of the Board effective immediately to replace Mr. Fitzgibbon, the Chairman for the past three years. Mr. Moretz has been a Board member of the Corporation since 2014.

“Since joining as Chairman, Mr. Fitzgibbon was able to attract a new management team and enhance the Board of Directors. This combined with his vision enabled Neptune to achieve a significant turnaround and improvement in both its results and financial position. We wish Pierre the best in his new endeavors," said John Moretz, Chairman.

About John Moretz

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	James Carbonara
VP & CFO, Neptune 1.450.687.2262 x236	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com